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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*

                                  Accenture Ltd
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                                (Name of Issuer)

                              Class A Common Shares
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                         (Title of Class of Securities)

                                   G1150G 11 1
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_] Rule 13d-1(b)
 [X] Rule 13d-1(c)
 [_] Rule 13d-1(d)

____________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 12

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--------------------------------------------   ---------------------------------
CUSIP No. G1150G 11 1                          Page 2 of 12
--------------------------------------------   ---------------------------------

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1.    Name of Reporting Person: Accenture SCA
      I.R.S. Identification Nos. of above persons (entities only):  98-0351796

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2.    Check the Appropriate Box if a Member of a Group                  (a)[_]
                                                                        (b)[_]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization:  Luxembourg

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                        5.     Sole Voting Power:  0
  NUMBER OF
   SHARES                  -----------------------------------------------------
BENEFICIALLY            6.     Shared Voting Power:  24,703,667
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING              7.     Sole Dispositive Power:  0
PERSON WITH
                           -----------------------------------------------------
                        8.     Shared Dispositive Power:   24,703,667

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:   24,703,667

--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                             [_]

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11.   Percent of Class Represented by Amount in Row (9):  5.8%

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12.   Type of Reporting Person (See Instructions):  PN

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                                  Page 2 of 12

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--------------------------------------------   ---------------------------------
CUSIP No. G1150G 11 1                          Page 3 of 12
--------------------------------------------   ---------------------------------

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1.    Name of Reporting Person: Accenture International SARL
      I.R.S. Identification Nos. of above persons (entities only): N/A

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2.    Check the Appropriate Box if a Member of a Group                  (a)[_]
                                                                        (b)[_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:  Luxembourg

--------------------------------------------------------------------------------
                        5.     Sole Voting Power:  0
  NUMBER OF
   SHARES                  -----------------------------------------------------
BENEFICIALLY            6.     Shared Voting Power:   24,703,667
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING              7.     Sole Dispositive Power:  0
PERSON WITH
                           -----------------------------------------------------
                        8.     Shared Dispositive Power:   24,703,667

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:   24,703,667

--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                             [_]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):  5.8%

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12.   Type of Reporting Person (See Instructions):  CO

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                                  Page 3 of 12

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---------------------------------------------    -------------------------------
 CUSIP No. G1150G 11 1                            Page 4 of 12
---------------------------------------------    -------------------------------

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 1.   Name of Reporting Person: Accenture Finance (Gibraltar) Limited
      I.R.S. Identification Nos. of above persons (entities only): N/A

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group               (a) [_]
                                                                     (b) [_]

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 3.   SEC Use Only

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 4.   Citizenship or Place of Organization: Gibraltar

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                             5.   Sole Voting Power:  0
   NUMBER OF
    SHARES                 -----------------------------------------------------
 BENEFICIALLY                6.   Shared Voting Power:   24,636,434
   OWNED BY
     EACH                  -----------------------------------------------------
  REPORTING                  7.   Sole Dispositive Power:  0
 PERSON WITH
                           -----------------------------------------------------
                             8.   Shared Dispositive Power:   24,636,434

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  24,636,434

--------------------------------------------------------------------------------
 10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                             [_]

--------------------------------------------------------------------------------
 11.  Percent of Class Represented by Amount in Row (9): 5.8%

--------------------------------------------------------------------------------
 12.  Type of Reporting Person (See Instructions): CO

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                                  Page 4 of 12

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---------------------------------------------    -------------------------------
 CUSIP No. G1150G 11 1                            Page 5 of 12
---------------------------------------------    -------------------------------

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 1.   Name of Reporting Person: Accenture Stock Employee Compensation Trust
      I.R.S. Identification Nos. of above persons (entities only): N/A

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group               (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------
 3.   SEC Use Only

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 4.   Citizenship or Place of Organization: Trust Agreement governed by
                                            New York law

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                             5.   Sole Voting Power:  0
   NUMBER OF
    SHARES                 -----------------------------------------------------
 BENEFICIALLY                6.   Shared Voting Power:  17,457,100
   OWNED BY
     EACH                  -----------------------------------------------------
  REPORTING                  7.   Sole Dispositive Power:  0
 PERSON WITH
                           -----------------------------------------------------
                             8.   Shared Dispositive Power: 17,457,100

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 17,457,100

--------------------------------------------------------------------------------
 10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                          [_]

--------------------------------------------------------------------------------
 11.  Percent of Class Represented by Amount in Row (9): 4.1%

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 12.  Type of Reporting Person (See Instructions): OO

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                                  Page 5 of 12

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---------------------------------------   --------------------------------------
CUSIP No. G1150G 11 1                           Page 6 of 12
---------------------------------------   --------------------------------------

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1.    Name of Reporting Person:  Accenture Holdings GmbH
      I.R.S. Identification Nos. of above persons (entities only): N/A

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2.    Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                        (b) [_]
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3.    SEC Use Only

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4.    Citizenship or Place of Organization:  Switzerland

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                    5.     Sole Voting Power:  0
   NUMBER OF
     SHARES       --------------------------------------------------------------
  BENEFICIALLY      6.     Shared Voting Power:  67,233
   OWNED BY
     EACH         --------------------------------------------------------------
   REPORTING        7.     Sole Dispositive Power:  0
  PERSON WITH
                  --------------------------------------------------------------
                    8.     Shared Dispositive Power:  67,233

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:  67,233

--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                    [_]

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11.   Percent of Class Represented by Amount in Row (9):  0.0%

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12.   Type of Reporting Person (See Instructions):  CO

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                                  Page 6 of 12

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---------------------------------------   --------------------------------------
CUSIP No. G1150G 11 1                           Page 7 of 12
---------------------------------------   --------------------------------------

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1.    Name of Reporting Person:  Accenture Finance (Gibraltar) III Limited
      I.R.S. Identification Nos. of above persons (entities only): N/A

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:  Gibraltar

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                    5.     Sole Voting Power:  0
   NUMBER OF
     SHARES       --------------------------------------------------------------
  BENEFICIALLY      6.     Shared Voting Power:  67,233
   OWNED BY
     EACH         --------------------------------------------------------------
   REPORTING        7.     Sole Dispositive Power:  0
  PERSON WITH
                  --------------------------------------------------------------
                    8.     Shared Dispositive Power:  67,233

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:  67,233

--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                             [_]

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11.   Percent of Class Represented by Amount in Row (9):  0.0%

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12.   Type of Reporting Person (See Instructions):  CO

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                                  Page 7 of 12

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Item 1.

      (a)  Name of Issuer:

              Accenture Ltd

      (b)  Address of Issuer's Principal Executive Offices:

              Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda

Item 2.

      (a)  Name of Person Filing:

              The persons filing this Statement are (i) Accenture SCA, a Luxembourg partnership limited by shares ("SCA"), (ii) Accenture International SARL, a Luxembourg limited liability company ("SARL"), (iii) Accenture Finance (Gibraltar) Limited, a Gibraltar company ("AFGL"), (iv) the Accenture Stock Employee Compensation Trust, a revocable grantor trust ("SECT"), (v) Accenture Holdings GmbH, a Swiss limited liability company ("AH"), and (vi) Accenture Finance (Gibraltar) III Limited, a Gibraltar company ("AFGIIIL").

      (b)  Address of Principal Business Office or, if none, Residence:

              For purposes of this filing, the address of the principal business office of (i) SCA and SARL is 1 rue Guillame Kroll, L-1882 Luxembourg; (ii) AFGL and AFGIIIL is 57/63 Line Wall Road, Gibraltar; (iii) AH is Herrenacker 15, Schaffhausen, Switzerland and (iv) SECT is c/o Accenture Finance (Gibraltar) Limited, 57/63 Line Wall Road, Gibraltar.

      (c)  Citizenship:

              See Item 4 of each cover page.

      (d)  Title of Class of Securities:

              This information statement relates to the Class A common shares, par value $0.0000225 per share, of Accenture Ltd (the "Class A Common Shares").

      (e)  CUSIP Number:

              The CUSIP number of the Class A Common Shares is G1150G 11 1.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not applicable.

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Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount beneficially owned:

                See Item 9 of each cover page.

      (b)  Percent of class:

                See Item 11 of each cover page. For purposes of computing the percentage of outstanding Class A Common Shares beneficially owned by each reporting person, Class A Common Shares held by subsidiaries of Accenture Ltd are not treated as outstanding.

      (c)  Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:

                See Item 5 of each cover page.

           (ii) Shared power to vote or to direct the vote:

                See Item 6 of each cover page.

           (iii) Sole power to dispose or to direct the disposition of:

                See Item 7 of each cover page.

           (iv) Shared power to dispose or to direct the disposition of:

                See Item 8 of each cover page.

           Each of the filing persons expects to exercise its power to vote or direct the vote of the Class A Common Shares beneficially owned by it in a manner which will have no impact on the outcome of any vote of the shareholders of Accenture Ltd.

Item 5.    Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.    Identification and Classification of Members of the Group.

                Not applicable.

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Item 9.   Notice of Dissolution of Group.

                 Not applicable.

Item 10.  Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory


                                   /s/ Michael E. Hughes
                                   ----------------------------------
                                   Name: Michael E. Hughes
                                   Date: February 14, 2003


                                   ACCENTURE INTERNATIONAL SARL


                               By: /s/ Michael E. Hughes
                                   ----------------------------------
                                   Name: Michael E. Hughes
                                   Title: Manager
                                   Date: February 14, 2003


                                   ACCENTURE FINANCE (GIBRALTAR) LIMITED


                               By: /s/ Michael E. Hughes
                                   ----------------------------------
                                   Name: Michael E. Hughes
                                   Title: Director
                                   Date: February 14, 2003


                                   ACCENTURE STOCK EMPLOYEE COMPENSATION TRUST
                                   By: U.S. Trust Company, National Association, as Trustee


                               By: /s/ Alan Miller
                                   ----------------------------------
                                   Name: Alan Miller
                                   Title: Vice President
                                   Date: February 14, 2003

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                                     ACCENTURE HOLDINGS GMBH


                                 By: /s/ Michael E. Hughes
                                     ----------------------------------
                                     Name: Michael E. Hughes
                                     Title: Director
                                     Date: February 14, 2003



                                     ACCENTURE FINANCE (GIBRALTAR) III LIMITED


                                 By: /s/ Michael E. Hughes
                                     ----------------------------------
                                     Name: Michael E. Hughes
                                     Title: Director
                                     Date: February 14, 2003